

OLD MUTUAL®

Funds I

SUMMARY PROSPECTUS

November 23, 2011

Old Mutual Copper Rock Emerging Growth Fund
 Class A (ticker symbol: OMARX)
 Class Z (ticker symbol: OMZRX)
 Institutional Class (ticker symbol: OMIRX)

Before you invest in the Fund, you may want to review the Fund's statutory prospectus and statement of additional information, which contain more information about the Fund and its risks. You may find the Fund's statutory prospectus, statement of additional information, and other information about the Fund online at https://www.fundinsite.com/site/old-mutual-funds.aspx. You may also obtain this information at no cost by calling 888-772-2888 or by sending an email request to oldmutual@fundinsite.com. The Fund's statutory prospectus and statement of additional information, both dated November 23, 2011, are incorporated by reference into this summary prospectus.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

INVESTMENT OBJECTIVE

Old Mutual Copper Rock Emerging Growth Fund (the "Fund") seeks to provide investors with capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you or your family invest, or agree to invest in the future, at least $50,000 in Class A shares of this Fund or other Old Mutual Funds. More information about this and other sales charge discounts on Class A shares is available from your financial professional, in the section entitled "Your Investment" on page 19 of the Fund's statutory prospectus, and in the section entitled "Purchases and Redemptions of Shares" on page 64 of the Fund's statement of additional information.

Fees and Expenses Table

	Institutional Class	Class A	Class Z
Shareholder Fees (fees paid directly from your investment)			
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	5.75%	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price)	None	None	None
Redemption Fee (as a percentage of amount redeemed)	2.00%	2.00%	2.00%
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00	$12.00
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	0.90%	0.90%	0.90%
Distribution (12b-1) Fees	None	None	None
Other Expenses			
Service Fees	None	0.25%	None
Other Operating Expenses	0.30%	0.98%	0.56%
Total Other Expenses	0.30%	1.23%	0.56%
Total Annual Fund Operating Expenses	**1.20%**	**2.13%**	**1.46%**
Fee Waivers and/or Expense Reimbursement[1]	0.02%	(0.46%)	(0.04%)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursement[1]	**1.22%**	**1.67%**	**1.42%**

1   The Adviser contractually has agreed to limit the operating expenses of the Fund to an annual rate of 1.22% for Institutional Class shares, 1.67% for Class A shares, and 1.42% for Class Z shares through December 31, 2012. The Adviser will consider further limitations on an annual basis. The expense limitation agreement may be amended or continued beyond December 31, 2012 by written agreement of the parties.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Class	$124	$387	$666	$1,461
Class A	$735	$1,161	$1,613	$2,861
Class Z	$145	$458	$794	$1,743

PORTFOLIO TURNOVER

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 194.26% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests primarily in equity securities of emerging growth companies. The Fund emphasizes small- and mid-cap companies in its portfolio, that is, companies with market values generally within the range of market values of issuers included in the Russell 2500™ Growth Index. The index measures the performance of the small- to mid-cap growth segment of the U.S. equity universe. It includes those Russell 2500 companies with higher price-to-book ratios and higher forecasted growth values. For purposes of the Fund's investment policies, equity securities include common stocks, convertible debt, and other equity instruments with common stock characteristics, such as depositary receipts, warrants, rights, and preferred stocks.

The Fund may invest in emerging growth companies of any size. There is no minimum percentage of assets of either small- or mid-cap companies for the Fund's investments, and it has the flexibility to invest substantially in either small- or mid-cap issuers. The Fund may at times be invested primarily in small-cap stocks.

In selecting securities, Copper Rock Capital Partners, LLC ("Copper Rock"), the Fund's sub-adviser, favors entrepreneurial companies that appear to be reasonably valued. It uses bottom-up fundamental research to identify potential investments, examining such features as a company's financial condition, business prospects, competitive position and business strategy. Copper Rock looks for companies with strong management, superior earnings growth prospects, and attractive relative valuations. Copper Rock sells or reduces holdings if its target price for a stock is attained, there is a change in the company's management team or business objectives, or if there is deterioration in a company's fundamentals.

PRINCIPAL RISKS

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in the Fund are:

Stock Market Risk. The value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or Copper Rock may misgauge that worth.

Growth Stock Risk. Stocks of growth companies, particularly newer companies, may offer the potential for greater long-term capital appreciation, but their stock prices may be more volatile than those of larger, more established issuers. Growth stocks involve greater risks if the issuer's earnings fail to increase as expected.

Small Company Risk. While small-cap companies may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap issuers tend to be less liquid and more volatile than securities of larger companies. This means that the Fund could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broad categories called sectors. The Fund may focus its investments in certain industries within a sector, which may cause the Fund's performance to be susceptible to the economic, business, or other developments that affect those industries.

PERFORMANCE INFORMATION

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns for 1 year, 5 years, and since inception compare with those of a broad measure of market performance. The Fund's past performance, both before and after taxes, is not necessarily an indication of how the Fund will perform in the future. All performance figures reflect the reinvestment of dividends and capital gain distributions.

Annual Total Returns as of December 31 – Institutional Class[1]

The bar chart below does not reflect sales charges. If sales charges had been reflected, returns would be less than shown below.



1   The year-to-date return as of September 30, 2011 is (10.20%).

During the periods shown in the chart, the highest return for a quarter was 19.83% (quarter ending December 31, 2010) and the lowest return for a quarter was (25.77%) (quarter ending December 31, 2008).

Average Annual Total Returns as of December 31, 2010

The table below compares the average annual total return information for the Fund's Class A, Class Z and Institutional Class shares to the Russell 2500™ Growth Index, an unmanaged securities index that measures the performance of the small to mid-cap growth segment of the U.S. equity universe. It includes those Russell 2500 companies with higher price-to-book ratios and higher forecasted growth values. Sales loads are reflected in the table.

After tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after tax returns depend on an investor's tax situation and may differ from those shown. After tax returns are not relevant to investors who hold their Fund shares through tax deferred arrangements, such as 401(k) plans or individual retirement accounts. After tax returns are shown only for Institutional Class shares. After tax returns for Class A and Class Z shares will vary. When the Return After Taxes on Distributions and Sale of Fund Shares is greater than the Return After Taxes on Distributions, it is because of realized losses. If losses are realized upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

	1 Year	5 Years	Life of Fund
Institutional Class (Inception date 7/29/05)			
Return Before Taxes	27.19%	2.70%	3.38%
Return After Taxes on Distributions	27.19%	2.33%	3.03%
Return After Taxes on Distributions and Sale of Fund Shares	17.67%	2.17%	2.77%
Class A (Inception date 7/29/05)			
Return Before Taxes	19.26%	1.01%	1.79%
Class Z (Inception date 12/9/05)			
Return Before Taxes	26.98%	2.47%	2.50%
Russell 2500 Growth Index			
(reflects no deduction for fees, expenses, or taxes)			
(7/29/05 for Life of Fund returns)	28.86%	5.63%	5.66%

MANAGEMENT

Investment Adviser: Old Mutual Capital
Investment Sub-Adviser: Copper Rock
Portfolio Managers:

Name	Title	Length of Service
Tucker M. Walsh	Chief Executive Officer, Head of Portfolio Management, and Lead Portfolio Manager	Since 2005
David Cavanaugh	Co-Assistant Portfolio Manager	Since 2009
Greg Poulos, CFA	Co-Assistant Portfolio Manager	Since 2009

PURCHASE AND SALE OF FUND SHARES

For Class A and Class Z shares of the Fund, the minimum investment requirements are as follows:

Minimum Investments*	Initial	Additional
Regular Accounts	$2,500	no minimum
Uniform Gifts/Transfers To Minor Accounts	$500	no minimum
Traditional IRAs	$2,000	no minimum
Roth IRAs	$2,000	no minimum
Coverdell Education Savings Accounts	$500	no minimum
Systematic Investment Plans I ("SIP I")[1]	$500	$25
Systematic Investment Plans II ("SIP II")[2]	No minimum	$50

* The Fund reserves the right to change the amount of these minimums from time to time or to waive them in whole or in part.

[1] If a SIP I is established, the minimum initial investment for the Fund is $500 with a monthly systematic additional investment of $25 or more. A SIP I may be established on any type of account.

[2] An investor may establish a SIP II with no minimum initial investment if the monthly systematic additional investment is at least $50. A SIP II may be established on any type of account.

Institutional Class shares may be purchased by certain eligible investors and require a minimum initial investment of $1 million in the Fund. Eligible investors may also purchase Institutional Class shares with a minimum initial investment of $100,000 in the Fund, provided they sign a letter of intent committing them to increase that investment to a minimum investment of $1 million in the Fund within twelve months.

The Fund's distributor may waive the minimum initial investment amount at its discretion. No minimum applies to subsequent purchases effected by dividend reinvestment. Minimum initial investment means the net amount you invest in a Fund after the deduction of any applicable initial sales charge. You may purchase or sell your shares of the Fund on any day the Fund is open for business by contacting your broker-dealer or other financial institution at which you maintain an account, or by contacting the Fund's transfer agent at 888-772-2888. Your broker-dealer or financial institution may charge you a fee for this service.

TAX INFORMATION

The Funds' distributions (other than a return of capital) generally are taxable to you as ordinary income, capital gains, or some combination of both, unless you are investing through a tax deferred arrangement such as a 401(k) plan or an IRA.

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a mutual fund platform or a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

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